Mail Stop 3561

September 16, 2009

Daniel R. Feehan
Chief Executive Officer, President, Director
Cash America International, Inc.
1600 West 7th Street
Fort Worth, Texas 76102

> **Re:** **Cash America International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009**
> **Filed May 4, 2009 and July 24, 2009**
> **File No. 1-09733**

Dear Mr. Feehan:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results…, page 27

Year Ended 2008 Compared to Year Ended 2007, page 38

Cash Advances Fees, page 40

1. We note your disclosure on page 41 and elsewhere in your fling that Ohio enacted legislation that capped the annual percentage rate on payday loans at 28% and as a result you began offering customers short-term unsecured loans governed by the Ohio Second Mortgage Loan statute. Please discuss the difference between your cash advance payday loans offered in this state prior to the legislation versus the short-term unsecured loans you now offer that are governed by the Ohio Second Mortgage Loan statute.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk, page 61

Foreign Exchange Currency Risk, page 62

2. Please discuss how you manage your foreign exchange currency risk, including general strategies and instruments you use to manage your exposure. In this regard, we note your disclosure on page 92 under footnote 13 "Derivative Instruments and Hedging Activities" that in 2007 you entered into foreign currency contracts to manage your exposure to exchange rate risk.

Report of Management on Internal Control over Financial Reporting, page 65

3. You disclose in your Report of Management on Internal Control over Financial Reporting that your management excluded Creazione Estilo, S.A. de C.V., SOFOM, E.N.R. from its assessment of internal control over financial reporting for various reasons. Please tell us how you determined that the reasons you cited for excluding Creazione Estilo from your assessment were appropriate reasons to exclude them from your assessment. Also, please tell us if you intend to exclude Creazione Estilo from future assessments and if so, why.

Exhibit Index, page 108

Exhibit 10 – Material Contracts, page 109

4. We note that several of your material contracts, including credit and note agreements, listed on your Exhibit Index are missing some or all of the schedules and exhibits that are part of those agreements. For example, we note that the following exhibits are missing either schedules or exhibits or both:

- Exhibit 10.1 - First Amended and Restated Credit Agreement among the Company, and certain lenders named therein dated as of February 24, 2005.

- Exhibit 10.5 - Third Amendment dated November 21, 2008 to First Amended and Restated Credit Agreement dated as of February 24, 2005.

- Exhibit 10.8 - Credit Agreement dated November 21, 2008 among Cash American International Inc., Wells Fargo Bank, National Association, as Administrative Agent, and the Other Lenders Party Thereto.

- Exhibit 10.9 - Credit Agreement dated December 5, 2008 among Cash America International, Inc., Wells Fargo Bank, National Association, as Administrative Agent, and the Other Lenders Party Thereto.

- Exhibit 10.10 - Note Agreement dated as of August 12, 2002 among the Company and the Purchasers named therein for the issuance of the Company's 7.20% Senior Notes due August 12, 2009.

- Exhibit 10.12 - Amendment No. 2 (December 31, 2006) to Note Agreement dated as of August 12, 2002.

- Exhibit 10.15 - Note Agreement dated as of December 28, 2005 among the Company and the Purchasers named therein for the issuance of the Company's 6.12% Senior Notes.

- Exhibit 10.16 - Amendment No. 1 (December 11, 2008) to Note Agreement dated as of December 28, 2005 among the Company and the Purchasers named therein.

- Exhibit 10.18 - Amendment No. 1 (December 11, 2008) to Note Agreement dated as of December 19, 2006 among the Company and the Purchasers named therein.

While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally upon request, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please confirm that you will re-file a complete copy of these agreements with your next periodic report or advise why it is not appropriate for you to do so.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 30

Compensation Philosophy and Objectives, page 30

4. You disclose that you establish your salary ranges to approximate the 50th percentile of the competitive market and target your short-term incentives to be at the 60th-75th percentile of your competitive group. To the extent that the compensation committee engaged in

benchmarking against the companies in the published survey sources, please identify the components of those surveys including component companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.05, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Base Salary, page 31

5. We note that you increased salaries of certain named executive officers based on general market conditions and individual performance. Please discuss the specific elements of individual performance or contribution that you take into consideration when you are considering an adjustment to a named executive's salary. See Item 402(b)(2)(vii) of Regulation S-K.

Short-Term Incentive Compensation, page 32

6. We also note that in setting 2008 Short-Term Incentive awards your Compensation Committee determined that earnings before taxes would be used to determine a portion of the award and the balance of the award would be determined at the Compensation Committee's discretion. Please state the percentage of your 2008 STI awards that were based on your earnings before taxes performance and the percentage of your STI awards that were based on the Compensation Committee's discretion.

7. You disclose that your Compensation Committee tied a portion of your Short-Term Incentive awards to your earnings before taxes performance and, in particular, that STI award would be considered ratably based on the improvement of your 2008 earnings before taxes over your 2007 earnings before taxes up to your 2008 earnings before taxes target. Please disclose your 2008 earnings before taxes target and how you calculate the amount awarded to each named executive officer after you exceeded 2007 earnings before taxes. To the extent you believe disclosure of the target is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factor would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Long-Term Executive Compensation, page 34

8. We note that your Compensation Committee elected to award restricted stock units under your Long-Term Incentive Plan in January 2008. We further note that a portion of these awards are performance awards and are eligible to vest on December 31, 2010 subject to you achieving specific levels of improvement in your earnings per share over a three year period ending on December 31, 2008. Please clarify what amount of these awards are performance awards and please disclose the improvement in your earnings per share over the three year

period that is necessary for these awards to vest. To the extent you believe disclosure of the targets are not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factor would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov

9. Also, please discuss your earnings per share results for the three year period that ended on December 31, 2008 and whether the awards tied to this performance goal will or will not vest on December 31, 2010. In addition, please discuss why you are assessing the improvement in your earnings per share for the three year period ending December 31, 2008 while the awards that will vest based on this performance goal will not vest until December 31, 2010.

10. We note that upon the termination of certain officers their restricted stock unit awards may still vest on December 31, 2010 if the company achieves "certain financial performance goals." Please clarify if by "certain financial performance goals" you mean the improvement in your earnings per share over the three year period ending December 31, 2008 as discussed in this section or if you are referring to different financial performance goals. To the extent that you are referring to different financial performance goals please expand your disclosure to discuss in more detail these goals including a quantitative discussion of any specific targets.

11. Please discuss the extent to which the Compensation Committee has the discretion to allow Long-Term Executive Compensation awards to vest upon the termination or departure of a named executive officer.

Mr. Feehan's Employment Agreement, page 40

12. We note that Mr. Feehan is eligible to receive a bonus under your short-term incentive plan and/or senior executive bonus plan, but we did not note any discussion of a senior executive bonus plan in your Compensation Discussion and Analysis section. Please discuss your senior executive bonus plan in your Compensation Discussion and Analysis section or advise why it is not appropriate for you to do so.

Outstanding Equity Awards at 2008 Fiscal Year End, page 43

13. We note that this table lists certain option awards outstanding for Messrs. Feehan, Bessant, and Kauffmann. In the footnotes to your table please briefly describe when and how each of these individuals received these awards.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results…, page 31

Quarter Ended June 30, 2009 Compared To Quarter Ended June 30, 2008, page 43

Cash Advance Fees, page 46

14. We note your disclosure that recent regulatory changes in the states of Florida, Pennsylvania, Minnesota and Ohio have affected your income from cash advance fees. Please disclose the percentage of your total cash advance fee income that each of these states represented before the regulatory change. Also, please identify, to the extent you know, any other jurisdictions in which you operate that may be close to passing similar legislation, which if enacted, may materially affect your cash advance operations in that jurisdiction and the extent to which you believe it will affect your operations and financial condition.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Daniel R. Feehan
Cash America International, Inc.
September 16, 2009
Page 7

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director